NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN ANNOUNCES STATEGIC ALLIANCE WITH
PETROLEUM ENGINEERS, INC.

- Foundation for Ongoing Texas Gulf Coast Mandate Substantially Strengthened -

Houston, TX - June 1st, 2006 - Petrogen Corp. (OTC Bulletin Board: PTGC), is pleased to announce that it has entered into a strategic alliance with Petroleum Engineers, Inc., (PEI) a wholly owned subsidiary of Tradestar Services, Inc. (TDSV.OB) in a move to strengthen the Company's bench of operational expertise in its next phases of development on the Company's Texas Gulf Coast assets, the Emily Hawes and Tiller Ranch Fields.

PEI has established a reputation and has been relied upon in the domestic and international oil and gas arena for over thirty five years as one of the preeminent services organizations providing oil and gas industry operational services and technical expertise on a contract basis for a diverse client base. PEI's clients range in size from well known major E & P companies and large independents to start up and early stage energy companies, throughout the world. PEI uniquely positions itself as a onestop contractor that provides services which include all aspects of drilling supervision, operations and engineering, reservoir and production management, project management, well planning and technical services and additional services including ongoing production operations, maintenance and development of oil and gas assets for active energy companies such as Petrogen. Primarily, PEI has extensive experience and technical expertise in Texas and the Texas Gulf Coast, Petrogen' s core area of domestic focus.

PEI and Petrogen have aligned interests whereby PEI will provide all future contract operations services to Petrogen on an ongoing basis for the further development of the Company's Texas Gulf Coast assets. PEI retains access to a deep bench of technical knowledge and expertise of the Gulf Coast region, and will work in concert with Petrogen's internal technical team to jointly identify and establish the best opportunity set for the future ongoing developments of the Company's producing properties and to additionally capture and develop new venture opportunities that fit within Petrogen's future areas of growth.

Additionally, because PEI provides contract operations for a wide range of E & P companies, their extensive array of service based capabilities will directly result in increased efficiencies to Petrogen's new well drilling operations, while minimizing some of the greater challenges facing likesized E & P companies in the current market place. Particularly, PEI's involvement includes a strong sphere of services business relationships that are provided by PEI for its clients on a continuous basis, which enables Petrogen to have accelerated and better access to securing drilling rigs, rig crews and onsite services critical to the timely development and completion of Petrogen's upcoming drilling operations. Petrogen's Chairman and CEO, Sacha H. Spindler stated, "In a move to continue strengthening the further exploitation of the Company's hydrocarbon opportunity set, aligning interests with Petroleum Engineers, Inc. will greatly enhance our ability to further maximize value from our assets by leveraging PEI's operational and technical expertise in our core areas of operation. As we make plans to enter into the next phases of expansion at Emily Hawes and Tiller Ranch Fields in the coming months, Petroleum Engineers, Inc. will manage and facilitate all aspects of those developments with Petrogen."

PEI CEO, Larry Wright added, "Petroleum Engineers, Inc. is looking forward to working with Petrogen in the further development of their Gulf Coast assets and providing our full range of engineering services and expertise to Petrogen both at the well site as well as with their in house project management."

About PEI

PEI has provided engineering, production operations management and other technical services to the petroleum industry since 1970, and is one of the most respected consulting firms in the business. PEI provides services in all phases of petroleum and reservoir engineering; operations management; equipment design; completion and workover programs through the construction and operation of production facilities and pipelines.

About The Texas Gulf Coast

Texas and the Texas Gulf Coast represent one of the premier natural gas exploration and development regions in the world, accounting for 32% of all natural gas production and 27% of proved natural gas reserves in the United States. Over the past few years, several large discoveries by Shell, BP and Chevron Texaco have contributed to the growing prominence of the Gulf Coast region as a hotbed for the expansion of domestic natural gas developments.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.